SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated May 16, 2005

Benetton Board approves 2005 first quarter results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: May 16, 2005

Benetton Board approves 2005 first quarter results

CONSOLIDATED REVENUES 378 MILLION EURO, NET INCOME 23 MILLION EURO

Ponzano, May 16, 2005 - The Benetton Board of Directors today approved the consolidated results for the first quarter of 2005.

Consolidated revenues for the 2005 first quarter were 378 million euro, compared with 381 million in the corresponding period of 2004. Casual sector sales amounted to 339 million euro, in line with the first quarter of 2004, thanks to the growth in the retail revenues and to a different product mix.

Gross operating margin was 43.5 per cent of revenues, compared with 44.9 per cent in the same period of 2004, affected by the different product mix relative to the comparative quarter.

Income from operations was 36 million euro, 9.4 per cent of revenues compared with 11.9 per cent in the corresponding period in 2004, influenced mainly by increased costs for expansion of the directly operated commercial network.

Net income for the period was 23 million euro, compared with 28 million in the first quarter of 2004.

Free cash flow in the first three months was 42 million euro negative, improving from 51 million euro in the same period of 2004.

Group net operating investments in the first quarter of 2005 amounted to 23 million euro compared with 21 million euro in the first quarter of 2004. Around 15 million euro was dedicated to commercial activities and around 6 million euro to investments in production.

The net financial position was 470 million euro, compared with 497 million as of March 31, 2004 and 431 million euro as of December 31, 2004. The change compared with year-end was mainly due to the normal working capital cycle.

The Board also examined the 2005 outlook and confirmed the full year forecast announced at the time of the March 4th 2005 Board Meeting.

After closure of the first quarter, the Company finalized an important Joint Venture agreement in Turkey (Benetton Giyim Sanayi) and a co-branding agreement with the Barbie brand of the Mattel Group.

For further information and contacts:

Media

0039 0422519036

Investor Relations

0039 0422519412

www.benettongroup.com/press

www.benettongroup.com/investors

		Group results

Consolidated income statement

	1st quarter		1st quarter
(in millions of euro)	2005	%	2004	%	Change	%
Revenues	378	100.0	381	100.0	(3)	(0.8)
Cost of sales	(214)	(56.5)	(210)	(55.1)	(4)	1.7
Gross operating income	164	43.5	171	44.9	(7)	(3.8)
Variable selling costs	(22)	(5.9)	(25)	(6.6)	3	10.3
Contribution margin	142	37.6	146	38.3	(4)	(2.7)
General and administrative expenses	(106)	(28.2)	(101)	(26.4)	(5)	5.7
Income from operations	36	9.4	45	11.9	(9)	(21.5)
Foreign currency gain, net	0	0.1	-	-	-	n,s,
Financial charges, net	(6)	(1.5)	(5)	(1.5)	(1)	(1.7)
Ordinary income	30	8.0	40	10.4	(10)	(23.8)
Other and non recurring expenses	(1)	(0.2)	(1)	(0.2)	-	24.7
Income before taxes	29	7.8	39	10.2	(10)	(24.8)
Income taxes	(6)	(1.8)	(11)	(3.0)	5	(41.3)
Minority interests (income)/loss	0	0.1	0	0.1	(0)	n,s,
Net income	23	6.1	28	7.3	(5)	(16.9)

Financial situation - highlights

(millions of euro)			03.31.2005	12.31.2004	Change	03.31.2004
Working capital			759	688	71	820
Asset due to be sold			6	8	(2)	8
Total capital employed			1,731	1,668	63	1,707
Net financial position			470	431	39	497
Shareholders' equity			1,255	1,230	25	1,204
Minority interests			6	7	(1)	6

Summary statement of cash flows

				1st quarter	1st quarter	Year
(millions of euro)				2005	2004	2004
Net cash flow from operating activities				(20)	(21)	269
Net operating assets				(22)	(15)	(69)
Change in financial fixed assets				-	(15)	(23)
Free cash flow				(42)	(51)	177
Payment of dividends				(0)	-	(69)
Payment of substitute tax				-	-	(125)
Net sports equipment disposal				-	27	50
Net financial (deficit)/surplus				(42)	(24)	33